Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports relating to the financial statements and financial statement schedules of The Hartford Financial Services Group, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s change in its method of accounting and reporting the fair value measurement of financial instruments in 2008, and defined benefit pension and other postretirement plans in 2006), and the effectiveness of internal control over financial reporting dated February 11, 2009, appearing in the Annual Report on Form 10-K of The Hartford Financial Services Group, Inc. for the year ended December 31, 2008.

Deloitte & Touche LLP

Hartford, Connecticut
February 16, 2009